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UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05039371

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ex24, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Patriot Way
(No. and Street)

Naples	FL	34104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Prunier — 239-732-5500 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

201 E. Kennedy Blvd. Suite 1200	Tampa	FL	33602-4990
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005 E
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C. 179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

3/22/05
S.S

OATH OR AFFIRMATION

I, David Prunier, affirm that, to the best of my knowledge and belief, the accompanying financial statements of ex, Inc. for the year ended December 31, 2004, and supplemental schedules pertaining to ex24, Inc. as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (credits $79,838)

Dave Prunier
Financial Principal

Subscribed to before me this
25th day of February, 2005.

Notary Public

BETTE M. BYOUK
Commission # DD0043992
Expires 8/20/2005
Bonded through
Florida Notary Assn., Inc.
(800-432-4254)

ex24, Inc.
(SEC I.D. No. 8-65297)

ex24, Inc.

Statement of Financial Condition
as of December 31, 2004
and
Independent Auditors' Report
and
Supplemental Report on Internal Control

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 East Kennedy Boulevard
Tampa, FL 33602-5827
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
ex24, Inc.

We have audited the accompanying statement of financial condition of ex24, Inc. (the "Company") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of ex24, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 28, 2005

ex24, Inc.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$	59,755
Cash deposited with clearing organizations or segregated under federal and other regulations		1,070,000
Financial instruments owned - Equities		116,584
Property, plant, and equipment, net of accumulated depreciation of $2,694		3,578
Other assets		1,638
Total assets	$	1,251,555

LIABILITIES AND STOCKHOLDER' S EQUITY

Financial instruments sold, not yet purchased - Equities	$	453
Customer payables		149,176
Other liabilites and accrued expenses		39,473
		189,102
Subordinated liabilites		550,000
Stockholder's equity:		
Common stock ($.001 par value - 5,000,000 shares authorized, 1,645,000 shares issued and outstanding)		1,645
Additional paid-in capital		1,643,355
Accumulated deficit		(1,132,547)
Total stockholder's equity		512,453
Total liabilities and stockholder's equity	$	1,251,555

See notes to Statement of Financial Condition

ex24, Inc.
Notes to Statement of Financial Condition
December 31, 2004

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Incorporated in 2002, ex24, Inc. (the "Company") is a "C" corporation registered in Florida. It is the wholly owned subsidiary of bidnask.com, inc. (the "Parent"), a Delaware Corporation. The Company maintains its principal office in Naples, Florida. The Company's online stock trading and settlement platform went live in early 2004. The design and development of the software platform, provided by the Company's Parent, has taken more than six years to complete.

The Company is an interactive online broker dealer that allows investors to build and manage a portfolio of securities, and trade those securities in real time. The Company facilitates the matching of buyers and sellers through an auction type system.

As trades are executed, the ownership of the shares and the transfers of funds are immediately transferred between customers on a real time basis.

Basis of Financial Information -The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, the potential outcome of litigation and other matters that affect the financial statements and related disclosures. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Cash deposited with clearing organizations or segregated under federal and other regulations -Cash deposited with clearing organizations or segregated under federal and other regulations include cash segregated in compliance with federal and other regulations and represent funds deposited by customers.

Financial Instruments Used for Trading – Financial instruments owned and financial instruments sold, not yet purchased used in the Company's trading activities are recorded at fair value in the statement of financial condition. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased are generally based on observable market prices.

Purchases and sales of financial instruments are recorded in the accounts on trade date.

Property, Plant and Equipment - The Company's policy is to capitalize equipment over $500. Equipment is depreciated using the straight-line method over three years.

Customer Payables – Payables to customers are recorded on a settlement date basis and include amounts due in cash. Securities owned by customers are not reflected on the statement of financial condition.

Income taxes – The Company is included in the consolidated federal income tax return filed by its Parent.

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax assets and liabilities, using currently enacted tax rates.

The Company records a valuation allowance if it is determined that it is more likely than not that a tax benefit will not be utilized in the future.

2. RELATED PARTY TRANSACTIONS

During 2004, the Parent contributed capital totaling $675,000 to the Company in exchange for 675 shares of common stock. The Parent is the sole owner of the Company's stock at December 31, 2004.

The customer payable amount includes $79,839 due to principal officers and directors.

Subordinated liabilities and interest payable related to the subordinated liabilities are payable to an officer of the Company.

3. CASH DEPOSITED WITH CLEARING ORGANIZATIONS OR SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has a deposit of $900,000 with the Depository Trust Company, $10,000 with the National Securities Clearing Corporation, and $15,000 with the ACH in satisfaction of the requirement to establish a clearing account. Cash of $145,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2004 are listed in the following:

Subordinated notes, 6 percent, due April 30, 2005	$ 300,000
Subordinated notes, 5 percent, due September 30, 2005	150,000
Subordinated notes, 5 percent, due December 31, 2005	100,000
Total subordinated notes	550,000
Interest accrued under subordinated notes, included in other liabilites and accrued expenses on the Statement of Financial Condition	$ 20,133

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (note 8). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. COMMITTEMENTS AND CONTINGENCIES

The Company is subleasing office space from Continental Aviation Services, a related party, in Naples, FL. The agreement is on a month to month basis and can be terminated by either party upon fifteen days written notice.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to

satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the statement of financial condition.

The Company has not been named as a defendant in any legal actions, including arbitration, arising in connection with its activities as a financial services company.

The Company is a member of numerous clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

6. TRADING ACTIVITIES

The Company's trading activities are primarily generated by customer order flow and such customer activities involve the execution, settlement and financing of various customer securities.

The Company's securities brokerage activities involve certain market and credit risks. Customer securities activities are transacted on a cash basis. These transactions include the purchase and sale of securities. These activities may expose the Company to off-balance sheet risk from customers that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices. Credit risk may be impacted by trading market volatility. The Company seeks to control credit risks associated with its customers' activities by requiring customers to maintain cash on deposit before making a trade.

7. LIQUIDITY

The Company's parent has represented that it will provide additional capital contributions to enable the Company to maintain required regulatory capital levels and meet and discharge its liabilities in the normal course of business.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital. At December 31, 2004, the Company's regulatory net capital was $1,024,749, which was $774,749 in excess of its minimum required net capital. The ratio of aggregate indebtedness to net capital was approximately .19 to 1.

9. SUBSEQUENT EVENTS

In January 2005, the Company borrowed an additional $750,000 of subordinated notes at 7% interest.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 East Kennedy Boulevard
Tampa, FL 33602-5827
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

February 28, 2005

ex24, Inc.
200 Patriot Way
Naples, Florida 34104

In planning and performing our audit of the financial statements of ex24, Inc (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP